UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                            Commission File Number: 333-07668-01

                       Polska Telefonia Cyfrowa Sp. z o.o.
             (Exact name of registrant as specified in its charter)

        Al. Jerozolimskie 181, 02-222, Warsaw, Poland, 011-48-22 413 3112
       (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

     10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 11 1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009
      10 7/8% Senior Subordinated Guaranteed Discount Notes due May 1, 2008
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ ]                       Rule 12h-3(b)(1)(i)   [ ]
Rule 12g-4(a)(1)(ii)  [ ]                       Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)   [ ]                       Rule 12h-3(b)(2)(i)   [X]
Rule 12g-4(a)(2)(ii)  [ ]                       Rule 12h-3(b)(2)(ii)  [ ]
                                                Rule 15d-6

Approximate  number of holders of record as of the certification or notice date:
22

Pursuant to the requirements of the Securities Exchange Act of 1934, Polska Telefonia Cyfrowa Sp. z o.o. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: December 2, 2004       By:        /s/ Jonathan Eastick
                                 -----------------------------------------------
                                 Name:  Jonathan Eastick
                                 Title: Director of Finance

                             By:        /s/ Martin Schneider
                                 -----------------------------------------------
                                 Name:  Martin Schneider
                                 Title: Director of Strategy, Marketing & Sales